1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No. 45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 1.3% Quarter-over-Quarter decline in Revenues Resulting in Earnings per Share of NT$ 1.04 or

Earnings per ADS of US$ 0.17 for Third Quarter 2014

Taichung, Taiwan, October 27, 2014—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the third quarter of 2014 were NT$ 21,652 million, which represented a 1.3% decline in revenues compared to the second quarter of 2014 and a 13.4% growth in revenues compared to the third quarter of 2013. SPIL reported a net income of NT$ 3,257 million for the third quarter of 2014, compared with a net income of NT$ 3,371 million and a net income of NT$ 2,184 million for the second quarter of 2014 and the third quarter of 2013, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 1.04, and diluted earnings per ADS was US$ 0.17.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the third quarter of 2014, net revenues from IC packaging were NT$ 19,053 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,599 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 16,103 million, representing a decrease of 1.0% compared to the second quarter of 2014 and an increase of 9.7% compared to the third quarter of 2013.

•	Raw materials costs were NT$ 7,208 million for the third quarter of 2014 and represented 33.3% of total net revenues, whereas raw materials costs were NT$ 7,521 million and represented 34.3% of total net revenues for the second quarter of 2014.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 235 million.

•	Gross profit was NT$ 5,549 million for the third quarter of 2014, representing a gross margin of 25.6%, which decreased from a gross margin of 25.8% for the second quarter of 2014 and was up from 23.1% for the third quarter of 2013.

•	Total operating expenses for the third quarter of 2014 were NT$ 1,925 million, which included selling expenses of NT$ 251 million, administrative expenses of NT$ 709 million and R&D expenses of NT$ 965 million. Total operating expenses represented 8.9% of total net revenues for the third quarter of 2014.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 128 million.

•	Operating income was NT$ 3,624 million for the third quarter of 2014, representing an operating margin of 16.7%, which decreased from 18.0% for the second quarter of 2014 and increased from 14.4% for the third quarter of 2013.

•	Non-operating items:

•	Our non-operating income was NT$ 970 million, including disposal gains of NT$ 636 million from ChipMos Bermuda and foreign currency exchange gains of NT$ 216 million.

•	Our non-operating expense was NT$ 629 million, including an impairment loss of NT$ 442 million from Microcircuit Technologies (S) Pte. Ltd.

•	Net income before tax was NT$ 3,965 million for the third quarter of 2014, which decreased from a net income before tax of NT$ 4,058 million for the second quarter of 2014 and increased from a net income before tax of NT$ 2,715 million for the third quarter of 2013.

•	Income tax expense was NT$ 708 million for the third quarter of 2014, compared with income tax expense of NT$ 687 million for the second quarter of 2014 and income tax expense of NT$ 531 million for the third quarter of 2013.

•	Net income was NT$ 3,257 million for the third quarter of 2014, which decreased from a net income of NT$ 3,371 million for the second quarter of 2014 and increased from a net income of NT$ 2,184 million for the third quarter of 2013.

•	Total number of shares outstanding was 3,125 million shares as of Sept 30, 2014. Diluted earnings per ordinary share for this quarter was NT$ 1.04, or US$ 0.17 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 20,139 million as of Sept 30, 2014 from NT$ 18,651 million as of Jun 30, 2014, and NT$ 13,817 million as of Sept 30, 2013.

•	Capital expenditures for the third quarter of 2014 totaled NT$ 4,394 million, which included NT$ 3,080 million for packaging equipment and NT$ 1,314 million for testing equipment.

•	Total depreciation expenses for the third quarter of 2014 totaled NT$ 3,037 million, which included NT$ 2,264 million was from packaging operations and NT$ 773 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 19,053 million for the third quarter of 2014, which represented a decrease of NT$ 384 million or 2.0% compared to the second quarter of 2014.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 30%, 19% and 39%, respectively, of total net revenues for the third quarter of 2014.

•	Capital expenditures for IC packaging operations totaled NT$ 3,080 million for the third quarter of 2014, which included NT$ 2,708 million for packaging and building construction and NT$ 372 million for wafer bumping operations.

•	As of Sept 30, 2014 we had 7,390 wirebonders installed, of which 42 were disposed in the third quarter of 2014.

IC testing service:

•	Net revenues from testing operations were NT$ 2,599 million for the third quarter of 2014, which represented an increase of NT$ 108 million or 4.3% compared to the second quarter of 2014.

•	Capital expenditures for testing operations totaled NT$ 1,314 million for the third quarter of 2014.

•	As of Sept 30, 2014 we had 483 testers installed, of which 26 were added and 4 were disposed in the third quarter of 2014.

Revenue Analysis

•	Breakdown by end applications:

By application	3Q14	2Q14
Communication	61%	64%
Computing	12%	12%
Consumer	23%	20%
Memory	4%	4%

•	Breakdown by packaging type:

By packaging type	3Q14	2Q14
Bumping & Flip Chip	39%	41%
Substrate Based	30%	30%
Leadframe Based	19%	17%
Testing	12%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Sept 30, 2014 reflect our gains or losses attributable to the third quarter of 2014 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Sept 30, 2014, nor the consolidated financial data for our company for the nine months ended Sept 30, 2014 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Sept 30, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30, 2014			Sept 30, 2013		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	662,018	20,138,596	18	13,816,602	14	6,321,994	46
Accounts receivable	622,181	18,926,743	17	15,693,907	15	3,232,836	21
Inventories	145,971	4,440,428	4	3,950,889	4	489,539	12
Other current assets	59,807	1,819,328	1	1,807,579	2	11,749	1

Total current assets	1,489,977	45,325,095	40	35,268,977	35	10,056,118	29

Non-current Assets
Available-for-sale financial assets	278,673	8,477,221	8	6,407,160	6	2,070,061	32
Long-term investment under equity method	4,461	135,709	—	605,442	1	(469,733)	-78
Property, plant and equipment	1,895,225	57,652,745	51	56,564,196	56	1,088,549	2
Intangible assets	9,015	274,240	—	377,313	—	(103,073)	-27
Other assets	49,110	1,493,937	1	1,972,985	2	(479,048)	-24

Total non-current assets	2,236,484	68,033,852	60	65,927,096	65	2,106,756	3

Total Assets	3,726,461	113,358,947	100	101,196,073	100	12,162,874	12

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,585,700	2	2,513,610	2	72,090	3
Accounts payable	250,648	7,624,719	7	6,932,289	7	692,430	10
Current portion of long-term debt	223,712	6,805,331	6	3,143,211	3	3,662,120	117
Other current liability	414,778	12,617,537	11	11,355,756	11	1,261,781	11
Non-current Liabilities
Long-term loans	466,218	14,182,351	13	15,355,509	15	(1,173,158)	-8
Other liabilities	44,737	1,360,885	1	1,568,094	2	(207,209)	-13

Total Liabilities	1,485,093	45,176,523	40	40,868,469	40	4,308,054	11

Stockholders’ Equity
Capital stock	1,024,445	31,163,611	27	31,163,611	31	—	—
Capital reserve	518,456	15,771,441	14	15,771,165	16	276	—
Legal reserve	289,185	8,797,005	8	8,207,777	8	589,228	7
Special reserve	—	—	—	244,604	—	(244,604)	-100
Retained earnings	286,995	8,730,385	8	3,625,978	4	5,104,407	141
Other equity	122,287	3,719,982	3	1,314,469	1	2,405,513	183

Total Equity	2,241,368	68,182,424	60	60,327,604	60	7,854,820	13

Total Liabilities & Shareholders’ Equity	3,726,461	113,358,947	100	101,196,073	100	12,162,874	12

Forex (NT$ per US$)		30.42		29.57

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
	3Q2014				3Q 2013		YOY	3Q 2014	2Q 2014		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	721,496		21,652,107	100.0		19,091,619	13.4	21,652,107		21,928,049	-1.3
Cost of Goods Sold	(536,593)		(16,103,145)	-74.4		(14,675,459)	9.7	(16,103,145)		(16,263,052)	-1.0

Gross Profit	184,903		5,548,962	25.6		4,416,160	25.7	5,548,962		5,664,997	-2.0

Operating Expenses
Selling Expenses	(8,368)		(251,110)	-1.1		(210,785)	19.1	(251,110)		(230,047)	9.2
Administrative Expenses	(23,613)		(708,638)	-3.3		(583,372)	21.5	(708,638)		(642,506)	10.3
Research and Development Expenses	(32,162)		(965,180)	-4.5		(864,180)	11.7	(965,180)		(853,144)	13.1

	(64,143)		(1,924,928)	-8.9		(1,658,337)	16.1	(1,924,928)		(1,725,697)	11.5

Operating Income	120,760		3,624,034	16.7		2,757,823	31.4	3,624,034		3,939,300	-8.0

Non-operating Income	32,323		970,019	4.5		136,912	608.5	970,019		305,501	217.5
Non-operating Expenses	(20,960)		(629,012)	-2.9		(179,236)	250.9	(629,012)		(186,631)	237.0

Income from Continuing Operations before Income Tax	132,123		3,965,041	18.3		2,715,499	46.0	3,965,041		4,058,170	-2.3
Income Tax Expenses	(23,598)		(708,168)	-3.3		(531,094)	33.3	(708,168)		(686,838)	3.1

Net Income	108,525		3,256,873	15.0		2,184,405	49.1	3,256,873		3,371,332	-3.4

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	5,998		180,012			(84,385)				(191,223)
Unrealized valuation profit and loss of available-for-sale financial assets	(47,296)		(1,419,352)			(117,266)				2,691,622
Tax effect of other comprehensive income items	4,005		120,186			21,515				(17,348)

Total other comprehensive income	(37,293)		(1,119,154)			(180,136)				2,483,051

Total comprehensive income	71,232		2,137,719			2,004,269				5,854,383

Earnings Per Ordinary Share- Diluted		NT$	1.04		NT$	0.70			NT$	1.08

Earnings Per ADS- Diluted		US$	0.17		US$	0.12			US$	0.18

Weighted Average Outstanding Shares - Diluted (‘k)			3,125,037			3,123,162				3,124,174

Forex (NT$ per US$)			30.01			29.87				30.10

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Nine Months Ended on Sept 30, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2014 and 2013
	2014				2013		YOY Change %
	USD	NTD		%	NTD
Net Sales	2,046,646		61,640,526	100.0		50,512,427	22.0
Cost of Goods Sold	(1,541,569)		(46,431,928)	-75.3		(40,403,099)	14.9

Gross Profit	505,077		15,208,598	24.7		10,109,328	50.4

Operating Expenses
Selling expenses	(22,940)		(690,905)	-1.1		(616,240)	12.1
Administrative expenses	(63,413)		(1,909,739)	-3.1		(1,679,561)	13.7
Research and development expenses	(88,067)		(2,652,602)	-4.3		(2,522,420)	5.2

	(174,420)		(5,253,246)	-8.5		(4,818,221)	9.0

Operating Income	330,657		9,955,352	16.2		5,291,107	88.2

Non-operating Income	52,650		1,583,573	2.6		701,918	125.6
Non-operating Expenses	(32,076)		(964,443)	-1.6		(1,332,570)	-27.6

Income Before Income Tax	351,231		10,574,482	17.2		4,660,455	126.9
Income Tax Expenses	(61,621)		(1,855,247)	-3.1		(1,027,704)	80.5

Net Income	289,610		8,719,235	14.1		3,632,751	140.0

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	3,777		113,851			284,630

Unrealized valuation profit and loss of available-for-sale financial assets	80,231		2,425,687			1,012,709
Tax effect of other comprehensive income items	2,131		63,577			(81,634)

Total other comprehensive income	86,139		2,603,115			1,215,705

Total comprehensive income	375,749		11,322,350			4,848,456

Earnings Per Ordinary Share - Diluted		NT$	2.78		NT$	1.17

Earnings Per ADS - Diluted		US$	0.46		US$	0.20

Weighted Average Outstanding Shares - Diluted (‘k)			3,139,434			3,103,363

Forex (NT$ per US$)			30.11			29.76

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 9 Months Ended on Sept 30, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2014		9 months, 2013
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	351,231	10,574,482	4,660,455
Depreciation	290,409	8,748,015	7,678,639
Amortization	14,661	441,642	443,345
Change in working capital & others	(98,239)	(2,959,679)	(675,831)

Net cash flows provided from operating activities	558,062	16,804,460	12,106,608

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(361,876)	(10,896,185)	(12,631,865)
Proceeds from disposal of available-for-sale financial assets	22,480	674,622	—
Proceeds from disposal of property, plant, equipments	9,711	293,058	51,028
Increase of equity investment	(2,114)	(63,818)	—
Payment for deferred charges/other changes	(14,947)	(450,228)	(556,929)

Net cash used in investing activities	(346,746)	(10,442,551)	(13,137,766)

Cash Flows from Financing Activities:
Proceeds from long-term loan	75,498	2,260,917	3,116,917
Cash dividends distributed to shareholders and cash bonus distributed to employees	(186,919)	(5,609,436)	(5,140,752)
Proceeds from employee’s purchase of treasury stocks/other charges	3,801	114,399	961,472

Net cash used in financing activities	(107,620)	(3,234,120)	(1,062,363)

Foreign currency exchange effect	1,181	35,560	57,631

Net increase (decrease) in cash and cash equivalents	104,877	3,163,349	(2,035,890)

Cash and cash equivalents at beginning of period	560,794	16,975,247	15,852,492

Cash and cash equivalents at end of period	665,671	20,138,596	13,816,602

Forex (NT$ per US$)		30.11	29.57

(1)	All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 27, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer